

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Igor Gerasimov
Chief Financial Officer, Executive Director
Ozon Holdings PLC
Arch. Makariou III, 2-4
Capital Center, 9th floor
1065, Nicosia, Cyprus

      Re: Ozon Holdings PLC
          Form 20-F for Fiscal Year Ended December 31, 2021
          Filed May 2, 2022
          File No. 001-39713

Dear Mr. Gerasimov:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Trade & Services